                                                Filed pursuant to Rule 424(B)(3)
                                                      Registration No. 333-10749

                    Merrill Lynch Investment Partners Inc.

                            [PICTURE APPEARS HERE]

                                ML Global
                                Horizons L.P.

                       Monthly Statement September 1997
                       ================================

                            [LOGO OF MERRILL LYNCH]

                            ML Global Horizons L.P.


Dear Limited Partner,

The Net Asset Value per Unit of ML Global Horizons L.P. (the "Fund") increased 0.60% during September to $149.80 per Unit on September 30, 1997 from $148.90 on August 31, 1997.

Profitable trading in interest rate and stock index markets offset losses in agriculture, currency, energy and metals markets resulting in a slight gain for the Fund in September.

In September, after reacting in a volatile fashion to a sharp sell-off in August of U.S. bonds, non-U.S. bonds trended upward. In the United Kingdom, the gilt market rallied throughout the month, as several economic data releases were interpreted as exhibiting weaker-than-anticipated inflationary pressures. Japanese 10-year bonds also moved higher in September, as the continuation of the government's reflation policy ignited an escalation in bond prices, as well as in the U.S. dollar's value versus the Japanese yen. Bond yields rallied in Australia, in response to falling U.S. yields, weaker growth prospects in Australia and rising expectations of another reduction in the official cash rate. Trading in long gilt, as well as Japanese and Australian 10-year bonds, resulted in profits for the Fund.

Currency trading recorded losses overall for the month, despite gains in non-G7 and cross-rate positions. Unlike bond prices, global currencies did not exhibit clear price trends in September, as witnessed in European markets. On September 15, the U.S. dollar fell against the Deutsche mark after the president of the Bundesbank hinted that it might soon raise interest rates, but the next day price movement reversed as the Bundesbank left rates unchanged. Later in the month another suggestion of a German interest rate increase bolstered the Deutsche mark once again. Price movements of the Swiss franc were similar to those of the Deutsche mark. On September 26, the British pound experienced a sharp sell-off, on a report that the British government was considering joining the European single-currency union somewhat sooner than expected.

Precious metals prices also were volatile in September. Gold prices began the month by falling in response to reports that the Russian Finance Minister sold a sizable amount of gold to pay off state debts to mining companies. Silver experienced little price movement throughout the month before soaring to a six-month high on September 29, as strong demand drained stockpiles.

In base metals, aluminum prices moved with little direction before gaining somewhat by month-end. Positions in silver generated profits, while gold and aluminum trading resulted in losses for the Fund.

As of October 1, 1997, the Fund's assets were allocated as follows:

Trading Advisor                                         % Allocation
---------------                                         ------------
Chesapeake Capital Corporation                               37.00
John W. Henry & Company, Inc.                                24.00
ARA Portfolio Management Company, L.L.C.                     13.50
Willowbridge Associates Inc.                                  9.50
Graham Capital Management, L.P.                               9.50
Di Tomasso Group Inc.                                         6.50
                                                            ------
                                                            100.00

Despite volatility experienced in several markets, the Fund's Advisors were able to control losses and take advantage of strong profits in interest rate trading which resulted in an overall profit in September.

                     Sincerely,
                     John R. Frawley, Jr.
                     President and Chief Executive Officer
                     Merrill Lynch Investment Partners Inc.
                     (General Partner)

FOR THE EXCLUSIVE USE OF INVESTORS IN ML GLOBAL HORIZONS L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY A CURRENT PROSPECTUS, AS SUPPLEMENTED, TOGETHER WITH SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 DAYS. THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT RISK FACTORS, PERFORMANCE AND OTHER ASPECTS OF THE FUND AND MUST BE READ CAREFULLY BEFORE INVESTING. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER.

                           ML Global Horizons, L.P.
                              September 30, 1997
                             Statement of Changes
                              in Net Asset Value

Net Asset Value (812,104 Units) at August 31, 1997                 $120,920,993
Net Income/(Loss) for September 1997                                    735,202
Redemptions of 4,780 Units                                             (716,044)
Additions of 35,587 Units                                             5,330,933
                                                                   ------------
Net Asset Value (842,911 Units) at September 30, 1997              $126,271,084
                                                                   ============
Net Asset Value per Unit at September 30, 1997                     $     149.80
                                                                   ============

--------------------------------------------------------------------------------

                           Statement of Income/(Loss)

                                                                     September
                                                                     ---------
Revenues:
  Realized Profit/(Loss)                                           $    129,239
  Change in Unrealized Profit/(Loss)                                  1,154,508
                                                                   ------------
Total Trading Results                                                 1,283,747
  Interest Income                                                       481,760
                                                                   ------------
Total Revenues                                                        1,765,507

Expenses:
  Brokerage Commissions                                                 743,259
  Administrative Fees                                                    25,630
  Allocation of New Profit Share                                        237,302
  Incentive Fee Override                                                 24,114
                                                                   ------------
Total Expenses                                                        1,030,305
                                                                   ------------
Net Income/(Loss)                                                  $    735,202
                                                                   ============

--------------------------------------------------------------------------------
To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.

                                       /s/ MICHAEL A. KARMELIN
                                       -----------------------------------------
                                           Michael A. Karmelin
                                           Chief Financial Officer
                                           Merrill Lynch Invesment Partners Inc.

Please notify the following of any address changes:

Merrill Lynch Investment Partners Inc.
Merrill Lynch World Headquarters
South Tower
World Financial Center
New York, New York 10080-6106
1-800-765-0095

                                                                         GLHORZN